2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING APPOINTS PHIL WRIGHT PRESIDENT AND CEO

January 16, 2008 (TSX: LUN; OMX: LUMI; NYSE: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that Mr. Phil Wright has been appointed President and Chief Executive Officer and has joined the Board of Directors of the Company effective as of January 16, 2008. Mr. Wright replaces Mr. Karl-Axel Waplan who has resigned from the Company and as Director to pursue other interests and endeavours.

The Board of Directors of Lundin Mining would like to wholeheartedly thank Mr. Waplan for his invaluable contribution to the Company and wish him great success in the future. Mr. Waplan led the Company’s rapid growth from a regional one-mine operation to an internationally recognized global mining house with 6 operating mines and 3 major development projects – an outstanding achievement.

Going forward, much of the Company’s operations will be headquartered out of the Vancouver office where Mr. Phil Wright will be based.

Mr. Wright brings a wealth of mining industry expertise and a highly successful track record as a Chief Executive with international experience in operations, large-scale feasibility studies and project management.

His experience includes eight years as Group General Manager of Email Limited’s Metals Distribution Group; five years with MIM Holdings Ltd. serving as Executive General Manager Corporate Development; Executive Chairman Minera Alumbrera and Executive General Manager responsible for Mount Isa Operations; two years with the Lundin Group as President of International Curator Resources Ltd. and President and Chief Executive of Tenke Mining Corp.; and two years as Chief Executive of Adelaide Brighton Ltd, Australia’s largest producer of cement and lime.

Mr. Wright is a graduate of the Harvard School of Business (PMD). He is a Fellow of the Australian Institute of Company Directors and the Financial Services Institute of Australasia.

Mr. Lukas Lundin, Chairman of the Board, commented, "Mr. Wright is an outstanding leader and motivator and brings with him a history of excellence and success. He has been in charge of some of the world’s largest mining and industrial operations including Mount Isa Mines where under his leadership he set the foundation for Mount Isa to achieve best practice standards and new records for copper production. We look forward to having Mr. Wright on board with Lundin Mining as it continues its rapid growth as a global, diversified base metals mining house."

Mr. Lundin further commented, "I would like to express my sincere appreciation to Karl-Axel Waplan who is a great friend and who successfully and tirelessly managed several major expansions of the Company, making Lundin Mining what it is today. I wish him all the best in his future endeavours."

The Company also announces the resignation of Mr. Colin K. Benner as Vice Chairman. Mr. Benner will remain a Director of Lundin Mining and continue his valued, active role in the Company.

The Company has appointed Mr. William A. Rand as Lead Director.

Lundin Mining Corporation
News Release

About Lundin Mining

Lundin Mining Corporation is a rapidly growing, diversified base metals mining company with operations in Portugal, Spain, Sweden and Ireland. The Company currently has six large-scale, long life mines in operation producing copper, nickel, lead and zinc. In addition, Lundin Mining holds a development project pipeline which includes the world class Tenke Fungurume copper/cobalt project in the Democratic Republic of Congo and the Ozernoe zinc project in Russia. As well, the Company holds an extensive exploration portfolio and interests in international mining and exploration ventures.

On behalf of the Board,

Lukas H. Lundin
Chairman

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.